

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2011

Via E-mail
Brian Wasserman
Chief Financial Officer
SG Blocks, Inc.
400 Madison Avenue, Suite 16C
New York, NY 10017

> **Re: SG Blocks, Inc.**
> **Form 8-K**
> **Filed November 10, 2011, as amended November 14, 2011**
> **File No. 000-22563**

Dear Mr. Wasserman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The SG Buildings Network, page 8

1. Please revise to clarify the nature of your relationships with ConGlobal Industries and the Lawrence Group. For example, are you required to purchase a fixed number of containers each month at a fixed price? What do you mean by an "in-house architectural resource," given that it appears that Lawrence Group and its employees are not employed by you? Please also file as an exhibit your supply agreement with ConGlobal.

2. Please reconcile your disclosure on page 6 that you are a "hands-off supplier" with your other disclosures regarding the fabrication, manufacturing, modification and construction management work you perform.

Forward-Looking Statements, page 21

3.   The safe harbor provisions of the Private Securities Litigation Reform Act are not applicable to penny stock issuers. Accordingly, please revise future filings, as applicable, to remove references to this act.

Management's Discussion and Analysis…, page 22

4.   Please refer to pages 4-5 in the amended Form 8-K you filed on November 14, 2011, and expand to clarify the reasons underlying the changes to the line items you mention. For example, clarify the material reasons underlying the significant decline in engineering and project management revenues. Please also clarify why you needed to bid with lower-than-usual margins to "achieve regulatory approvals."

Security Ownership of Certain Beneficial Owners and Management, page 31

5.   We refer to your disclosures in footnotes 8 and 9 on page 12 of the amended Form 8-K. In light of the holdings disclosed in footnote 8, please revise the beneficial ownership table to reflect Vector Group's holdings. Please also revise to identify the natural persons who have or share voting and/or investment control over these shares.

Director Independence…, page 43

6.   In light of Mr. Kirkland's past employment, please tell us how he qualifies as independent under Nasdaq's listing standards.

Exhibits

7.   Please file a complete version of Exhibit 10.6. We note that multiple exhibits to that document appear to be missing. Also, given the reference on page 6 to a subsidiary, please file the exhibit required by Regulation S-K Item 601(b)(21).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at 202-551-6262 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any questions.

Sincerely,

/s/ Geoffrey Kruczek for

Russell Mancuso
Branch Chief

cc (via e-mail): Kenneth Schlesinger, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP